UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Theresa Teng

Name:	Theresa Teng
Title:	Chief Financial Officer

Date: March 26, 2014

EXPLANATORY NOTE

The press release of Noah Holdings Limited (the “Company”) dated March 25, 2014 contains two typographical errors in the second paragraph, which have been corrected in Exhibit 99.1 attached to this Form 6-K. In the second paragraph, Noah distributes wealth management products, including primarily fixed income products, private equity funds, private securities investment funds, insurance products and mutual funds. With 569 relationship managers in 57 branch offices as of December 31, 2013, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated.

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

Noah Filed its Annual Report on Form 20-F

SHANGHAI, CHINA — March 25, 2014 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2013 with the U.S. Securities and Exchange Commission on March 24, 2014. The annual report can be accessed on Noah’s investor relations website at http://ir.noahwm.com/. The Company will provide hardcopies of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes wealth management products, including primarily fixed income products, private equity funds, private securities investment funds, insurance products and mutual funds. Noah is also equipped with asset management services capability, managing its own fund of funds and real estate fund products. With 569 relationship managers in 57 branch offices as of December 31, 2013, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

Contacts:

Noah Holdings Limited

Jing Ou-Yang, Director of IR

Tel: +86 21 3860 2388

ir@noahwm.com